EXHIBIT 21.1

Significant Subsidiaries of the Registrant

As of December 31, 2025

Name of Subsidiary	State of Incorporation
Nexstar Media Inc.	Delaware
Tribune Media Company	Delaware
Tribune Broadcasting Company II, LLC	Delaware
Tribune Real Estate Holdings, LLC	Delaware
The CW Network, LLC	Delaware